Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel 026 3778 911 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS EXPANDS IN FLORIDA INFRASTRUCTURE MARKET

ARNHEM, The Netherlands—October 20, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has acquired 100% of the shares of the Jacksonville, Florida based firm of Bessent, Hammack & Ruckman, Inc. (BHR). BHR is a diversified consulting firm specializing in land development, transportation, land planning, landscape architecture and surveying. BHR has approximately 100 employees who generate annual gross revenues of more than $12 million. Other financial details about the merger were not disclosed.

Harrie Noy, chairman of ARCADIS' executive board said, "The acquisition strengthens our position in the Florida market bringing the total number of employees in Florida to more than 300. In addition, BHR adds capabilities that allow us to offer a broader range of services in Florida, one of the fastest growing states in the U.S. Through this move, we will benefit from the infrastructure investments associated with this rapid growth. We will continue to pursue additional acquisition opportunities both in the U.S. and Europe."

Mike Saylor, president of BHR, stated "This acquisition plays a major role in the future of our firm and the ability for BHR to provide better service to our client base by combining efforts with ARCADIS. BHR has special expertise in land planning, redevelopment and program management that we will also be able to promote throughout other offices within ARCADIS."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl or Andrew Reed of ARCADIS at 720.344.3500 or e-mail at areed@arcadis-us.com or Teresa Eichner at 904.731.5988 or email at teresa@mccormickagency.com

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